(Letterhead of Index Plus Fund, Inc.)


August 6, 2002


Attn: Richard Pfordte
Securities and Exchange Commission
Washington, D.C. 20549


Re: Withdrawl of Registration Statement N-1A and N-8A ( File numbers 333-97389 and 811-21170)


Dear Sir:

Pursuant to Rule 477 promulgated under the Securities act of 1933 as amended, Index Plus Fund, Inc., a Texas corporation (the "Registrant"), hereby withdraws its registration statement Form N-1A (N-1A File number 333-97389 and N-8A File number 811-21170) originally filed with the Securities and Exchange Commission on July 31, 2002.

The Registrant is withdrawing the Registration Statement due to the fact that a cover letter was not properly included in the N-1A. A corrected N-1A and N-8A will be resubmitted for Index Plus Fund, Inc. immediately after this submission.

If you have questions or comments, please contact the undersigned at your convenience at 214-692-1939.

Very truly yours,



Laura S. Adams
President